Issuer Free Writing Prospectus, dated May 11, 2009

Filed pursuant to Rule 433 Under the Securities Act of 1933

Registration No. 333-137183

In the course of marketing the offering to which this free writing prospectus relates, officers of Anadarko Petroleum Corporation (the “Company”) provided additional guidance as to the Company’s expected use of net proceeds. This additional guidance is set forth below. These statements include forward looking statements, which are subject to the risks described in the prospectus supplement and the Company’s reports filed under the Securities Exchange Act of 1934 and may not be realized as indicated below or at all.

Our capital expenditures are expected to involve funding opportunities in our core areas in offshore West Africa, the Marcellus Shale and other high potential prospects in offshore Brazil, China, the Gulf of Mexico, Mozambique and other emerging onshore U.S. shale basins such as the Haynesville and the Maverick. We intend to invest the net proceeds in a manner consistent with our other cash-management practices pending such usages.

We expect that the proceeds from this offering will enable us to build upon our recent successes and our growth potential. Specifically, we intend to continue to execute upon our exploration strategy by funding additional exploration activity and development of our existing successes, while continuing the construction of our mega-projects (Jubilee, Caesar/Tonga and El Merk).

We believe opportunities exist to increase investment and deliver incremental shareholder value in several of our emerging core areas, including:

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Offshore West Africa. We have assembled an inventory of exploration opportunities in this emerging deepwater play, building upon our initial success in Ghana. Based on the data we have for this trend and applying our knowledge from the Jubilee Field, we are optimistic the offshore area from Ghana to Sierra Leone provides significant opportunity to us. We have added to, and expect to continue expanding, our acreage along this trend, anchored by our position in the Jubilee field. We have also expanded our position beyond Ghana to include substantial acreage offshore Liberia and Sierra Leone, and have just acquired an interest in a block offshore Cote D’Ivoire.

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Marcellus Shale. We expect to increase our activity in the Marcellus Shale basin, where we have enjoyed success in the early stages of our exploration program. We believe that this activity will increase significantly as we move to the development drilling and infrastructure build-out stage. We have assembled significant acreage in this play, with terms and royalties we expect to be favorable, positioning us to capitalize on this area’s substantial potential. We have begun moving rigs to the area to carry out our operated drilling program and we expect to accelerate the initial drilling activity in the area with more operated rigs throughout the remainder of 2009 and 2010. We expect that the proceeds from this offering will allow us to accelerate the exploration and near-term production of this play, among other things.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting IDEA on the SEC Web site at www.sec.gov. Alternatively, the issuer, UBS Investment Bank or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-888-827-7275.